SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-29405]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

August 27, 2010

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of August, 2010.  A copy of each application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202)551-8090.  An order granting each application will be issued unless the SEC orders a hearing.  Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail.  Hearing requests should be received by the SEC by 5:30 p.m. on September 21, 2010, and should be accompanied by proof of service on the applicant, in the form of an affidavit or, for lawyers, a certificate of service.  Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested.  Persons who wish to be notified of a hearing may request notification by writing to the Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC  20549-1090.

For Further Information Contact:  Diane L. Titus at (202) 551-6810, SEC, Division of Investment Management, Office of Investment Company Regulation, 100 F Street, NE, Washington, DC 20549-4041.

**Templeton Capital Accumulation Plans I [File No. 811-6197]**
**Templeton Capital Accumulation Pans II [File No. 811-10165]**

Summary: Each applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. On May 20, 2005 and September 29, 2006, respectively, each applicant made a liquidating distribution to its planholders, based on net asset value. As a result of the liquidations, applicants' planholders became direct shareholders of Templeton Growth Fund, Inc., the sole underlying investment vehicle for each applicant. Applicants incurred no expenses in connection with the liquidations.

Filing Date: The applications were filed on August 12, 2010.

Applicants' Address: 100 Fountain Parkway, St. Petersburg, FL 33716-1205.

**BlackRock Principal Protected Trust [File No. 811-21162]**

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On February 28, 2010, applicant made a final liquidating distribution to its shareholders, based on net asset value. Expenses of $2,000 incurred in connection with the liquidation were paid by BlackRock Advisors, LLC, applicant's investment adviser.

Filing Date: The application was filed on August 16, 2010.

Applicant's Address: 55 East 52nd St., New York, NY 10055.

**SM&R Investments, Inc. [File No. 811-6477]**

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On July 12, 2010, applicant transferred its assets to corresponding series of California Investment Trust, based on net asset value. Expenses of approximately $57,270 incurred in connection with the reorganization were paid by Securities Management and Research, Inc., applicant's investment adviser, and CCM Partners, the acquiring fund's investment adviser.

Filing Date:  The application was filed on August 6, 2010.

Applicant's Address:  2450 South Shore Blvd., Suite 400, League City, TX 77573.

**Hilliard-Lyons Government Fund, Inc. [File No. 811-3070]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company. On July 23, 2010, applicant transferred its assets to Federated Government Cash Series, a series of Cash Trust Series, Inc., based on net asset value.  Expenses of $255,370 incurred in connection with the reorganization were paid by J.J.B. Hilliard, W.L. Lyons, LLC, applicant's investment adviser.

Filing Date:  The application was filed on August 6, 2010.

Applicant's Address:  500 West Jefferson St., Louisville, KY 40202.

**Liberty Term Trust, Inc. - 1999 [File No. 811-6253]**

Summary:  Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company.  On December 17, 1999, applicant made a liquidating distribution to its shareholders, based on net asset value.  Applicant incurred no expenses in connection with the liquidation.

Filing Date:  The application was filed on August 3, 2010.

Applicant's Address:  Federated Investors Funds, 4000 Ericsson Dr., Warrendale, PA 15086-7561.

**Pioneer Series Trust IX [File No. 811-6151]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company.

On June 12, 2009, applicant transferred its assets to Pioneer Global Equity Fund, a series of

Pioneer Series Trust V, based on net asset value.  Expenses of approximately $15,400 incurred in

connection with the reorganization were paid by applicant, the acquiring fund, and Pioneer

Investment Management, Inc., applicant's investment adviser.

Filing Date:  The application was filed on July 23, 2010.

Applicant's Address:  60 State St., Boston, MA 02109.

**Rockland Funds Trust [File No. 811-7743]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company.

On February 1, 2010, applicant transferred its assets to Jacob Small Cap Growth Fund, a series

of Jacob Funds Inc., based on net asset value.  Expenses of approximately $65,641 incurred in

connection with the reorganization were paid by Jacob Asset Management of New York LLC,

investment adviser to the acquiring fund.

Filing Date:  The application was filed on July 13, 2010.

Applicant's Address:  1235 Westlakes Dr., Suite 280, Berwyn, PA 19312.

**Excelsior Absolute Return Fund of Funds Master Fund, LLC [File No. 811-21395]**
**Excelsior Absolute Return Fund of Funds, LLC [File No. 811-21396]**

Summary:  Applicants, closed-end investment companies and a master fund and feeder

fund, respectively, in a master/feeder structure, each seek an order declaring that it has ceased to

be an investment company.  On December 31, 2009, Excelsior Absolute Return Fund of Funds

Master Fund, LLC (the "Master Fund") made a liquidating distribution to its shareholders, based

on net asset value.  Also on December 31, 2009, the Master Fund transferred assets of approximately $20,302,000 consisting of cash, receivables and interests in underlying hedge funds to a liquidating trust. Beneficial interests in the liquidating trust were distributed to the Master Fund, which distributed the interests to its feeder funds, including Excelsior Absolute Return Fund of Funds, LLC (the "Feeder Fund"), on a pro rata basis. The Feeder Fund then distributed the beneficial interest in the liquidating trust to its shareholders on a pro rata basis. On June 29, 2010, the Feeder Fund made a final liquidating distribution to its shareholders, based on net asset value. Each applicant incurred expenses of $50,000 in connection with its liquidation.

Filing Date: The applications were filed on June 30, 2010.

Applicants' Address: 225 High Ridge Rd., Stamford, CT 06905.

## ShariahShares Exchange –Traded Fund Trust [File No. 811-22346]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on July 30, 2010.

Applicant's Address: 12 Brillantez, Irvine, CA 92620.

**Cohen & Steers Global Power and Utility Fund, Inc. [File No. 811-21804]**
**Cohen & Steers Asia Pacific Realty Fund, Inc. [File No. 811-21871]**
**Cohen & Steers Enhanced Closed-End Opportunity Fund, Inc. [File No. 811-22030]**
**Cohen & Steers Enhanced Dividend Fund, Inc. [File No. 811-22059]**
**Cohen & Steers Global Real Estate Income Opportunities Fund, Inc. [File No. 811-22060]**
**Cohen & Steers Global Power and Infrastructure Fund, Inc. [File No. 811-22157]**

Summary:  Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company.  Applicants have never made a public offering of their securities and do not propose to make a public offering or engage in business of any kind.

Filing Dates:  The applications were filed on July 1, 2010, and amended on August 4, 2010.

Applicants' Address:  280 Park Ave., 10th Floor, New York, NY 10017.

**Cohen & Steers Global Realty Fund, Inc. [File No. 811-22009]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates:  The application was filed on July 1, 2010, and amended on August 4, 2010.

Applicant's Address:  280 Park Ave., 10th Floor, New York, NY 10017.

**General New York Municipal Bond Fund, Inc. [File No. 811-4074]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company. On January 21, 2010, applicant transferred its assets to Dreyfus New York AMT-Free Municipal Bond Fund, based on net asset value.  Expenses of $44,500 incurred in connection with the reorganization were paid by The Dreyfus Corporation, applicant's investment adviser. Filing Date:  The application was filed on August 4, 2010.

Applicant's Address:  c/o The Dreyfus Corporation, 200 Park Ave., New York, NY 10166.

**American National Investment Accounts, Inc. [811-6155]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company. On or about April 30, 2010, applicant made a liquidating distribution to its shareholders, based on net asset value.  Expenses of $1,611 incurred in connection with the liquidation were paid by Securities Management and Research, Inc., applicant's investment adviser.

Filing Date: The application was filed on July 20, 2010.

Applicant's Address: 2450 South Shore Blvd., Suite 400, League City, Texas 77573.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Florence E. Harmon
Deputy Secretary